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[Drew Letterhead]

                                                                    May 31, 2000
To Our Stockholders:

         As of May 30, 2000, 1,123,727 Shares of the Company's Common Stock have been tendered pursuant to the Company's Offer to Purchase, dated May 1, 2000. In order to accommodate all stockholders who have tendered Shares, the Company has decided to increase the number of Shares of Common Stock the Company is seeking to purchase from 500,000 Shares to up to 1,300,000 Shares, at the same purchase price of $8.00 per Share. In order to effectuate the increase in the number of Shares to be purchased, the Company is required to extend the Expiration Date of the offer to 5:00 p.m., Eastern Standard Time, June 13, 2000.

         Any stockholder whose Shares are properly tendered directly to ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, and purchased pursuant to the offer, will receive the net purchase price in cash, without interest, and will not incur the usual transaction costs associated with open market sales. If more than 1,300,000 Shares (or such greater number of Shares as the Company elects to purchase) are tendered, the Shares will be purchased on a pro rata basis from each stockholder who properly tendered their Shares, except that all Shares validly tendered by any stockholder who owns an aggregate of less than 100 Shares, and tenders all such Shares, will be purchased in their entirety prior to proration.

         The terms and conditions of the offer are explained in detail in the Offer to Purchase and the related Letter of Transmittal, which were previously sent to you. Please read these materials carefully before making any decision with respect to the offer.

         The Board of Directors believes that its purchase of shares at this time is consistent with the Company's long-term corporate goal of seeking to increase stockholder value. However, neither the Company nor the Board of Directors of the Company makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender such stockholder's Shares and, if so, how many Shares to tender. The Company has been advised that none of its directors or executive officers intend to tender Shares pursuant to the offer.

         IF YOU HAVE ANY QUESTIONS REGARDING THE OFFER, OR IF YOU NEED ADDITIONAL COPIES OF THE DOCUMENTS TO TENDER YOUR SHARES, OR NEED ASSISTANCE IN TENDERING YOUR SHARES, PLEASE CONTACT CHASEMELLON SHAREHOLDER SERVICES, L.L.C., THE INFORMATION AGENT FOR THE OFFER, TOLL FREE AT (800) 550-8475.

                                           Very Truly Yours,


                                           Leigh J. Abrams
                                           President and Chief Executive Officer

Enclosures: